[LETTERHEAD OF GOLDMAN SACHS TRUST]

July 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust
Request for Withdrawal of Post-Effective Amendments
File Nos. 33-17619 and 811-05349

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Goldman Sachs Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number

634	12/15/2017	485APOS	0001193125-17-370704

654	2/27/2018	485BXT	0001193125-18-060925

661	3/28/2018	485BXT	0001193125-18-099193

677	4/26/2018	485BXT	0001193125-18-133324

696	5/24/2018	485BXT	0001193125-18-173000

702	6/21/2018	485BXT	0001193125-18-199391

These Post-Effective Amendments relate to a new series of the Trust, Goldman Sachs Small Cap Growth Fund. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephen H. Bier of Dechert LLP, at 212.698.3889.

Sincerely,

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary